March 13, 2009

Mr. David L. Lambert, Esq.
Deputy General Counsel – Finance/Securities
TD Ameritrade Holding Corporation
6940 Columbia Gateway Dr.
Columbia, Maryland 21046

      Re: **TD Ameritrade Holding Corporation**
              Registration Statement on Form S-4
              Filed February 10, 2009
              File No. 333-157208

              TD Ameritrade Holding Corporation
              Form 10-K for the year ended September 30, 2008
              File No. 0-49992
              Filed November 26, 2008

              thinkorswim Group Inc.
              Form 10-K for the year ended December 31, 2008
              File No. 0-52012

Dear Mr. Lambert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Prospectus Cover Page

1.   Please revise the disclosure to clearly state that thinkorswim's shareholders will not know at the time of the vote the value of the consideration they will receive in the merger.

2.   Please confirm that you will limit the outside cover page to one page in length in accordance with Item 501(b) of Regulation S-K. Also please highlight the cross-reference to the risk factors section by using prominent type or some other manner of distinguishing it from other text on the cover page. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 1

3.   Please revise to explain why the transaction was structured to involve a two-step merger.

4.   We note that the total cash consideration to be paid in the merger is approximately $225 million. Please revise to disclose the source of the cash portion of the consideration. In this regard, we note that the parent company's condensed balance sheet as of September 30, 2008 states that you have cash and cash equivalents at the parent level of only $989,000.

Risk Factors

TD AMERITRADE may fail to realize all of the anticipated benefits of the merger, page 13

5.   We note your disclosure under this subheading regarding the potential business disruptions and other problems which may occur during the integration process. To the extent that such issues present material risks, please revise to discuss each such risk separately.

Failure to retain key employees could diminish the anticipated benefits of the merger, page 13

6.   Please revise to identify the particular personnel that are key to achieving the anticipated benefits of the merger.

The shares of TD AMERITRADE common stock to be received by thinkorswim stockholders as a result of the merger will have different rights from the shares of thinkorswim common stock, page 15

7.   Please revise to discuss in more detail why the differences in stockholder rights present a risk to thinkorswim stockholders.

The Special Meeting

Solicitation of Proxies, page 18

8. We note your disclosure that Georgeson Inc. and IRC, Inc. have been engaged to assist in the solicitation of proxies from the shareholders. Please disclose the material features of the contracts between the registrant and each of Georgeson and IRC with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A. Please also tell us whether any portion of Georgeson's $25,000 is contingent upon the closing of the merger transaction.

9. In light of your arrangements with Georgeson and IRC, please also confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

Voting Rights and Vote Required, page 18

10. Refer to the carry-over paragraph at the top of page 19. The disclosure states that failure to vote "will have no effect on the exchange program proposal or the adjournment proposal." This statement appears to be inconsistent with the preceding sentence, which states that "failure to instruct your broker to vote" will have the same effect as a vote against the proposals. Please revise to reconcile these two statements or explain to us how they are consistent.

Thinkorswim Proposal I – The Merger

Background of the Merger, 22

11. Please revise to disclose how and when discussions with Part A ended in 2007.

12. We note that you entered into a reciprocal confidentiality agreement with Party B on May 16, 2008 to explore the possibilities for a strategic transaction. Please confirm that such agreement did not contain a "no-shop" provision or any other restrictions on the board's ability to actively solicit other merger options.

13. We note disclosure throughout this section regarding thinkorswim's relationship with Paragon Capital Partners, LLC in evaluating the merits of potential transactions. Please tell us whether Paragon prepared any information that was material to the board's decision to approve the transaction. Refer to Item 4(b) of Form S-4.

thinkorswim's Reasons for the Merger and Recommendation of the thinkorswim Board of Directors, page 28

14.   Please expand your disclosure to explain in more detail how each of the listed factors affected the board's determination. Provide a similar expanded discussion on page 41 for TD Ameritrade's reasons for pursuing the merger.

15.   Refer to the fifth bullet point on page 29. Please revise to quantify the anticipated cost savings considered by the board. If the board did not quantify the anticipated cost savings, please disclose that fact and explain why it did not.

Opinion of UBS Securities LLC, page 30

16.   Please provide us with any analyses, reports, presentations or other similar materials, provided to or prepared by UBS in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials.

17.   Please revise the disclosure under this subheading and elsewhere in the filing to clarify whether UBS has opined on the fairness of underwater stock option exchange plan.

thinkorswim Financial Analyses, page 32

18.   Please provide a more detailed discussion of how the comparable companies were selected for both the comparable company analysis and comparable transaction analysis.

Miscellaneous, page 36

19.   To the extent applicable, please discuss any portion of the UBS fee that is contingent upon completion of the merger.

Equity Compensation Awards, page 37

20.   Please revise the first paragraph to describe in more detail the "option exchange ratio" or provide a cross-reference to the definition elsewhere in the prospectus.

Barba Employment Agreement Amendment, page 39

21.   Please disclose whether Mr. Barba is entitled to any additional compensation or perquisites while he serves as the Integration Advisor. Please also confirm that there are no variances in the severance package he is to receive upon his termination as compared to the terms of his original employment contract.

22.   We note your reference to Mr. Barba's lock-up agreement. Please disclose the total amount of shares to be issued to him as merger consideration which are subject to this restriction.

Sheridan and Sosnoff Employment Agreement, page 40

23.   Please disclose the termination date of the employment agreements with Mr. Sheridan and Mr. Sosnoff.

TD AMERITRADE's Reasons for the Merger, page 41

24.   Refer to the fifth bullet point under potential benefits. Please revise to quantify the expected accretion resulting from the merger. If the board did not quantify the expected accretion, please disclose that fact and explain why it did not.

25.   Please revise the next-to-last bullet point under negative factors to identify the specific additional demands that the acquisition would place on management and the risks associated with those demands. Also, revise the last bullet point to describe in more detail the particular risks and costs associated with the SEC Investigation.

Litigation Relating to the Merger, page 47

26.   Please add a risk factor to disclose the potential risk related to the lawsuits brought by certain of thinkorswim's shareholders, including the negative impact on thinkorswim's stock price. If you believe that the litigation does not present a material risk, please tell us the basis for your belief.

The Merger Agreement, page 47

27.   Please revise to include a summary of the amendment and waiver provisions of the merger agreement, as provided in Sections 8.4 and 8.5 of the agreement. Also, disclose how you will notify shareholders of any amendments or waivers to the merger agreement that do not require stockholder approval.

28.   Please revise to briefly describe the mechanics of the second-step merger.

Per Share Merger Consideration, page 47

29.   Please explain to us and revise the disclosure to clarify why the per share consideration is issued in the first-step merger rather than the second-step merger. We note that thinkorswim is the surviving company in the first-step merger.

thinkorswim Stock Options, page 48

30.   Please provide an example to illustrate the option exchange ratio. Currently, the meaning of
        the amount described in clause (Y) of the first bullet point is not clear.

Covenants; Conduct of Business Prior to the Merger

Interim Conduct of the Business, page 52

31.   We note that thinkorswim is subject to certain restrictive covenants prior to the
        effectiveness of the merger, "with certain exceptions." Please provide detailed disclosure
        regarding such exceptions.

Material United States Federal Income Tax Consequences of the Merger, page 65

32.   Please revise to disclose, if true, that the description of federal income tax consequences is
        based on the opinion of tax counsel and name counsel. Currently, the disclosure indicates
        only that receipt of the tax opinions is a condition to consummation of the merger. We also
        note, however, that you intend to file tax opinions as an exhibit to the registration statement.

United States federal income tax consequences to U.S. holders if the merger is a reorganization,
page 66

33.   The disclosure indicates that the transaction will be taxable to holders of thinkorswim
        common stock. Please tell us why this tax treatment is consistent with a reorganization
        under Section 368(a) of the Internal Revenue Code.

thinkorswim Proposal 3 – Exchange Program, page 75

34.   Please tell us why thinkorswim is required to obtain stockholder approval of the exchange
        program.

35.   We note that proposal 3 also includes a proposal to approve an amendment to the 2001
        Stock Option Plan to permit the grant of restricted stock units. These appear to be two
        distinct proposals that should be presented to shareholders for separate votes. Please revise
        as appropriate or tell us why you believe it is appropriate to bundle these two proposals
        together.

36.   Please revise to clearly state that a vote for or against the exchange program has no impact
        on a shareholder's eligibility to participate in the program if it is approved.

Agreement and Plan of Merger, Appendix A

37.   Please file a list identifying the contents of all omitted schedules. Also, please provide us
        with copies of the Company Disclosure Schedule and the Parent Disclosure Schedule that
        are referenced in the definition of Material Adverse Effect.

Item 22. Undertakings, page II-3

38.   Please revise to include the undertakings required Items 512(a)(5) and 512(a)(6) of
        Regulation S-K. Alternatively, tell us why you believe the undertakings are not applicable.

Exhibits

39.   Please file all remaining exhibits as soon as possible. Upon review, we may have further
        comments. If you are not prepared to file the legal and tax opinions with your next
        amendment, please provide drafts of the opinions for us to review.

**TDAMERIDTRADE Holding Corporation Annual Report on Form 10-K for the fiscal year
ended September 30, 2008**

General

40.   Please note that we will not be in a position to declare your registration statement effective
        until we have resolved all comments on the Form 10-K.

Item 1. Business

Strategy, page 3

41.   We note your disclosure under this subheading regarding your operating expense per trade
        being among the lowest of any of your publicly-traded competitors. Please provide us with
        independent, third-party support for this statement or otherwise tell us the basis for this
        disclosure.

Products and Services, page 5

42.   For each of the products and services listed in this section, please disclose the approximate
        amount or percentage of total revenue contributed by each, to the extent that such products
        or services accounted for ten percent or more of your consolidated revenues in any of the
        last three fiscal years. Please refer to Item 101(c)(i) of Regulation S-K.

Regulation, page 8

43.   We note your disclosure on page 11 under the *Risk Factors* subheading regarding SEC and
        FINRA-mandated net capital requirements. Please provide a more detailed discussion of
        your net capital requirements. Please also describe other regulations that may affect your
        business, such as the client privacy regulations you identify on page 12 under the *Risk
        Factors* subheading. Refer to Item 101(c)(1)(xii) of Regulation S-K.

Intellectual Property Rights, page 8

44.   We note your disclosure on page 3 under the *Operations* subheading and again on page 4
        under the *Strategy* subheading regarding proprietary platforms and research tools. We also
        note your disclosure of several registered marks associated with your business. In light of
        the stated importance of your intellectual property to your industry standing, please expand
        the disclosure under the *Intellectual Property Rights* subheading to describe in greater detail
        your intellectual property. Please also identify any patents that you hold. Please refer to
        Items 101(c)(1)(iii) and (iv) of Regulation S-K.

Item 1A. Risk Factors

45.   Disclosure in Note 17 to your consolidated financial statements describes the risk that you
        may be liable under your guarantees to securities clearinghouses and exchanges. Please
        provide a risk factor that discusses this risk.

System failures, delays and capacity constraints…, page 10

46.   Please provide more detailed disclosure regarding why temporary disruptions in service
        could result in regulatory sanctions and additional regulatory burdens.

We will need to introduce new products…page 11

47.   We note your disclosure under this subheading regarding the risk associated with the
        development of new products and its correlation to your profitability. Because technology
        investments appear to be important to the sustained growth of your business, please provide
        a description of your research and development activities in Item 1. Refer to Item
        101(c)(1)(xi) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases
of Equity Secruities

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 19

48.   Please confirm whether the repurchase plan has an expiration date. Please refer to
        Instruction 2(c) to paragraph (b)(3) and (b)(4) of Item 703 of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41

49.   Please provide the quantitative disclosure regarding the liquidity rate risk that you identify
        on page 9 under the *Risk Factors* subheading as required by Item 305(a) of Regulation S-K
        or tell us why disclosure is not warranted.

Consolidated Balance Sheets, page 44

50.   Please tell us, and disclose in your footnotes in future filings, what the line items
        Receivable from clients and Payable to clients consist of, how you account for these
        assets/liabilities, and how these balances influence your income statements. Additionally,
        please tell us if the client excess margin securities of $9.5 billion referred to in note 17
        relate to these receivables and how.

Consolidated Statements of Cash Flows, page 47

51.   Please tell us what the line item Decrease in trust account deposits consists of, and what
        balance sheet line items are affected by this decrease.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 48

52.   Please tell us and disclose in future filings how you recognize revenue related to money
        market deposit account fees and investment product fees and tell us if any of these revenues
        are derived from related parties.

Note 3. Goodwill and Acquired Intangible Assets, page 52

53.   We note that you amortize your client relationships intangible assets over periods up to 23
        years, and given your amortization expense, it appears the average useful life is at the
        higher end of that range. Please tell us how you determined it was appropriate to amortize
        these relationships over such extended periods, and if you have given any consideration to
        how the recent events in the financial markets could impact these useful lives.

Note 12. Income Taxes, page 58

54.   Please tell us and disclose in future filings what caused the significant changes in your
        deferred tax asset balance. Specifically, please describe how the deferred tax asset
        Unrealized tax gain on MMDA agreement arose. Additionally, please reconcile the
        difference between the operating loss carryforwards of $17 million in the table on page 59,
        to your disclosure on page 60 that your wholly-owned subsidiaries have approximately
        $322 million of state operating loss carryforwards.

TD AMERITRADE Definitive Proxy Statement on Schedule 14A filed January 6, 2009

<u>Nominees to Board of Directors, page 3</u>

55.   Please tell us, and clarify in future filings, whether any of the TD Bank entities, such as TD Bank Financial Group and TD Waterhouse Canada, are affiliates of the registrant. Refer to Item 401(e)(1) of Regulation S-K.

<u>Elements of Compensation, page 18</u>

56.   Please explain your approach to apportioning the annual incentive award between cash and equity payments.

57.   We note your disclosure on page 19 of the percentage of total compensation that is subject to performance-based objectives for each of your named officers. Please tell us, and disclose in future filings, how each of the percentage amounts was established. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

58.   Please confirm that in future filings you will provide the peer group benchmarks that you applied to each of your named executive officers. We note that you did not disclose the benchmark for Mr. Gerber's targeted overall compensation package.

<u>Annual Incentive Award, page 21</u>

59.   We note that the compensation committee approved annual incentive awards equal to 185% of the target annual incentive based on the achieved $1.33 EPS level. Please tell us why the amounts appearing in the summary compensation table appear to be less than 185% of the target incentive payment amounts. For instance, Mr. Moglia's $15,150,000 cash payment does not appear to represent 185% of the $9,000,000 target amount shown on page 18.

<u>Certain Relationships and Related Transactions, page 39</u>

60.   We note risk factor disclosure on page 15 of your 10-K, which states that some of your directors are also officers or directors of TD. We also note that revenues related to money market sweep arrangements with TD accounted for approximately 33% of your net revenues. Please tell us why you have not included a discussion of the market sweep arrangements, and any other material transactions with TD, in this section of your proxy statement. Also, tell us whether these arrangements were reviewed by the OID Committee.

thinkorswim Annual Report on Form 10-K for the fiscal year ended December 31, 2008

61.   Please be advised that we will review the report after it is filed and we may have additional comments.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael S. Ringler, Esq.
        Via facsimile